U.S. Securities and Exchange Commission	- 1 -	January 19, 2012

January 19, 2012

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Laura Hatch

Re: Annual Report for Putnam RetirementReady Funds (Registration No. 333-117134
and 811-21598) (the “Trust”)

Dear Ms. Hatch:

This letter responds to the comments that you provided telephonically to myself and Janet Smith on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on January 5, 2012 regarding the Trusts’ annual report to shareholders for the period ended July 31, 2011.

For convenience of reference, I have summarized the Commission Staff’s comment before the response on behalf of the applicable series of the Trust (“Fund(s)”).

1. Comment: Putnam RetirementReady 2010 Fund merged into another Fund during the fiscal year, but it is still identified as an “active” series of Putnam RetirementReady Funds within the Securities and Exchange Commission’s EDGAR system. Can this be appropriately updated to its current status?

Response: Putnam RetirementReady 2010 Fund’s status has been changed from “active” to “merged” on the SEC EDGAR website effective January 9, 2012.

2. Comment: The Trusts’ most recent 40-17G filing is an October 27, 2011 amended filing that does not appear to be complete. Is there a reason that the complete 40-17G filing is not currently filed with the SEC?

Response: The Trust, Putnam Investment Management, LLC and certain of its affiliates, and other Putnam Funds are party to a joint fidelity bond as permitted by Rule 17g-1 under the Investment Company Act of 1940, as amended. The 40-17G filing made on October 27, 2011 was made for the purpose of supplying an amended agreement with respect to the allocation of recoveries under the joint fidelity bond. The Trust had previously made the complete necessary filing in respect of the joint fidelity bond with the SEC on March 25, 2011. The fidelity

U.S. Securities and Exchange Commission	- 2 -	January 19, 2012

bond that was the subject of these filings was in force for the twelve months ended October 31, 2011. The Trust will make the appropriate filings with respect to its current fidelity bond after it receives an executed form of the current fidelity bond, in accordance with Rule 17g-1 under the Investment Company Act of 1940.

3. Comment: For certain series of the Trust (Putnam RetirementReady 2035, 2030, 2025, 2020, 2015 and Putnam Retirement Income Fund Lifestyle 1), the Receivable from Manager presented on the Statement of assets and liabilities appears comparable in amount to the Fees waived and reimbursed by Manager on the Statement of operations. Why would this be the case and were the amounts paid to the Manager after the fiscal year end? How often does Putnam Management reimburse the Funds?

Response : Putnam Management has agreed to reimburse the Funds’ other expenses (not including brokerage, interest, taxes, investment-related expenses, extraordinary expenses and payments under the fund’s distribution plans). At July 31, 2011, each Fund’s (including the Funds referenced in your comment) Receivable from Manager includes fees and expenses (in particular, for the annual audit and for the annual reports to shareholders that had not yet been paid by the Fund or reimbursed by Putnam Management. The Funds paid these fees and expenses and received the related Receivable from Manager amounts in the 4th calendar quarter of 2011, subsequent to the Funds’ fiscal year end. Reimbursements by Putnam Management to the Funds related to these expenses are paid annually.

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Trust. Should you have any further questions, please do not hesitate to call me at (617) 760-5027. Thank you for your assistance.

Very truly yours,

/s/Kevin Blatchford

Kevin Blatchford
Senior Manager, Financial Reporting

U.S. Securities and Exchange Commission	- 3 -	January 19, 2012

Appendix A

Re: Annual Report for Putnam RetirementReady Funds (the “Trust”)

Reference is made to the Annual Reports to Shareholders and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Trust may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds Trust.

Very truly yours,

/s/ Robert R. Leveille

Robert R. Leveille
Vice President and Chief Compliance Officer
The Putnam Funds

January 19, 2012